WITHDRAWAL OF REQUEST FOR QUALIFICATION

June 25, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F St NE

Washington, DC 20549

CFTradeandServices@sec.gov

Re:   WeSave, Inc.

Offering Statement on Form 1-A

File No. 024-12085

Withdrawal of Request for Qualification

Dear Ms. Wall:

Reference is made to our letter, filed as correspondence via EDGAR on June 20, 2024, in which we requested the qualification of the Offering Statement on Form 1-A for WeSave, Inc. at a requested date and time of June 24, 2024 at 11:00 a.m. Eastern Time, in accordance with Rule 252(e) of Regulation A under the Securities Act of 1933, as amended. We are no longer requesting that such Offering Statement be qualified at this time and we hereby formally withdraw our request for qualification.

Sincerely yours, WESAVE, INC.

By:	/S/ Richard Stewart
Richard Stewart President